Filed Pursuant to Rule 253(g)(2)
File No. 024-10926

FUNDRISE GROWTH EREIT III, LLC

SUPPLEMENT NO. 1 DATED APRIL 3, 2019
TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT III, LLC (“we”, “our” or “us”), dated December 21, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on February 13, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

RSE E353 Controlled Subsidiary – Los Angeles, CA

On March 28, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, E353 (the “RSE E353 Controlled Subsidiary”), for an initial purchase price of approximately $775,000, which is the initial stated value of our equity interest in the RSE E353 Controlled Subsidiary (the “RSE E353 Investment”). The RSE E353 Controlled Subsidiary used the proceeds to close on the acquisition of a multi-tenant building containing four residential units totaling approximately 1,800 square feet of gross rentable area on an approximately 7,300 square foot lot (the “E353 Property”). The four units average approximately 460 square feet per unit, consisting of two two-bed and one bathroom units and two studio units. The property has the potential to be redeveloped to six units. The closing of both the initial RSE E353 Investment and the E353 Property occurred concurrently.

The RSE E353 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE E353 Investment (the “RSE E353 Operative Agreements”), we have full authority for the management of the RSE E353 Controlled Subsidiary, including the E353 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the RSE E353 Investment, paid directly by the RSE E353 Controlled Subsidiary.

The E353 Property was acquired for a purchase price of approximately $775,000, which includes the acquisition fee of approximately $15,000. We anticipate minor hard costs of approximately $20,000 to perform minor repairs and plumbing upgrades, bringing the total projected costs for the E353 Property to approximately $795,000. The repairs are expected to be completed while the rest of the tenants are still occupying the Property. No financing was used for the acquisition of the E353 Property.

The E353 Property made up of one building and is located in the 90018 zip code of Los Angeles, CA. As of March 28, 2019, all four residential units were occupied at the Property. The Property was constructed in 1951 and the build is of wood framing and stucco.

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles with most of its buildings constructed from 1880 to 1925. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles and the University of Southern California. With the city-wide housing shortage, we feel this well-located investment will provide attractive returns over our holding period.

              The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Renovation Cost	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Gross Exit Price	Projected Hold Period (Years)
E74	7.2% - 13.6%	$20,000	3.0%	3.0%	$1,139,000 - $1,485,000	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT III, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.